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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
(terminating schedule 13G)

TETON ENERGY CORPORATION
(Name of Issuer)
Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)
881628101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	881628101	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Kleinheinz Capital Partners, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2633745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		333,334**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,334**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

333,334**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

          **SEE ITEM 4.

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CUSIP No.	881628101	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Kleinheinz Capital Partners LDC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
52-2294216

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		333,334**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,334**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

333,334**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

          **SEE ITEM 4.

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CUSIP No.	881628101	Page	4	of	8

1	NAMES OF REPORTING PERSONS: John Kleinheinz

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		333,334**

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		333,334**

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

333,334**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

2.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

          **SEE ITEM 4.

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AMENDMENT 1 TO SCHEDULE 13G
     This Amendment No. 1 to Schedule 13G (the “Amendment”) is an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $0.001 per share (the “Common Stock”) of Teton Energy Company (formerly know as Teton Petroleum Company), a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2004 (the “Schedule 13G”).
     This Amendment is being filed on behalf of Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz”), Kleinheinz Capital Partners LDC, a Cayman Islands limited duration company (the “LDC”), and John Kleinheinz, the principal of both Kleinheinz and the LDC. This Amendment relates to shares of Common Stock of the Issuer held by Kleinheinz for the account of private investment funds for which Kleinheinz acts as investment adviser.
     Because Kleinheinz holds less than 5% of the outstanding Common Stock of Issuer, this Amendment should be deemed a Terminating Schedule 13G and extinguishes any further reporting obligations of Kleinheinz with respect to the Issuer.
Item 1(a)     Name of Issuer.
                     As of July 1, 2005, the name of the Issuer is Teton Energy Corporation.
Item 1(b)     Address of Issuer’s Principal Executive Offices.
                     No Change.
Item 2(a)     Name of Person Filing.
                     No Change.
Item 2(b)     Address of Principal Business Office, or, if none, Residence.
                     No Change.
Item 2(c)     Citizenship or Place of Organization.
                     No Change.
Item 2(d)     Title of Class of Securities.
                     No Change.
Item 2(e)     CUSIP Number.
                     As of July 1, 2005, the CUSIP for the Common Stock is 881628101.

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Item 3          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                     No Change.
Item 4               Ownership.
Item 4 of the Schedule 13G is hereby amended and restated by the following paragraphs:
(a)	Kleinheinz, the LDC and Mr. Kleinheinz may be deemed the beneficial owners of 333,334 shares of Common Stock.

(b)	Kleinheinz, the LDC, and Mr. Kleinheinz may be deemed the beneficial owners of 2.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 333,334 by 11,303,745, the number of Common Stock issued and outstanding as of November 7, 2005, as reported in the Issuer’s quarterly report on Form 10-Q filed November 14, 2005.

(c)	Kleinheinz, the LDC and Mr. Kleinheinz, as principal of both entities, have the sole power to vote and dispose of the 333,334 shares of Common Stock beneficially owned.
Item 5               Ownership of Five Percent or Less of a Class.
                           No Change.
Item 6               Ownership of More Than Five Percent on Behalf of Another Person.
                           No Change.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
                           No Change.
Item 8               Identification and Classification of Members of the Group.
                           No Change.
Item 9               Notice of Dissolution of Group.
                           No Change.

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Item 10            Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
Exhibit 99.1:     Joint Filing Agreement dated February 3, 2006, between Kleinheinz, the LDC and John Kleinheinz.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 3, 2006

KLEINHEINZ CAPITAL PARTNERS, INC.
By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS LDC
By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	Managing Director

/s/ John B. Kleinheinz
John B. Kleinheinz

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